UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33830Q109

(CUSIP Number)

August 26, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830Q109	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Bluescape Energy Partners IV GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,409,091(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,409,091(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,409,091(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.38%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 3,409,091 shares of Common Stock that can be acquired upon conversion of the Convertible Notes pursuant to the Note Purchase Agreement (see Item 4).
(2)

Calculated based on (i) 42,769,315 shares of Common Stock outstanding as of May 12, 2022 as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on May 12, 2022 and (ii) 3,409,091 shares of Common Stock issuable in connection with the conversion of the Convertible Notes.

CUSIP No. 33830Q109	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons BEP Special Situations IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,409,091(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,409,091(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,409,091(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.38%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 3,409,091 shares of Common Stock that can be acquired upon conversion of the Convertible Notes pursuant to the Note Purchase Agreement (see Item 4).
(2)

Calculated based on (i) 42,769,315 shares of Common Stock outstanding as of May 12, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on May 12, 2022 and (ii) 3,409,091 shares of Common Stock issuable in connection with the conversion of the Convertible Notes.

CUSIP No. 33830Q109	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

5E Advanced Materials, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19500 State Highway 249, Suite 125 Houston, TX 77070

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i) Bluescape Energy Partners IV GP LLC (“Bluescape”)

(ii)  BEP Special Situations IV LLC (“BEP SS IV”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

300 Crescent Court, Suite 1860 Dallas, TX 75201

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

33830Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

CUSIP No. 33830Q109	13G	Page 5 of 8 Pages

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

BEP SS IV directly holds the Convertible Notes, which are convertible pursuant to the Note Purchase Agreement, dated as of August 11, 2022, by and among, among others, BEP SS IV and the Issuer (the “Note Purchase Agreement”) into 3,409,091 shares of Common Stock, representing 7.38% of the Issuer’s Common Stock, based on 42,769,315 shares of Common Stock outstanding as of May 12, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2022 and assumes the conversion of the Convertible Notes held by the Reporting Persons. Bluescape is the general partner of Bluescape Energy Recapitalization and Restructuring Fund IV LP. which wholly owns BEP SS IV. As such, Bluescape may be deemed to have beneficial ownership of the securities directly held by BEP SS IV. The filing of this Statement shall not be construed as an admission that either of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

This description of the Note Purchase Agreement, and the transactions contemplated therein, is not complete and is subject to, and qualified in its entirety by reference to, the text of the Note Purchase Agreement, including the form of Convertible Note attached as Exhibit A thereto, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 33830Q109	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

BLUESCAPE ENERGY PARTNERS IV GP LLC

By: Bluescape Resources GP Holdings LLC
Its: Managing Member

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BEP SPECIAL SITUATIONS IV LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

EXHIBIT LIST

Exhibit A    Joint Filing Agreement, dated as of August 26, 2022